OMB APPROVAL
UNITED STATES	OMB Number: 3235-0167
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: August 31, 2027 Estimated average burden hours per response 1.50

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-55751

Stem Holdings, Inc.

(Exact name of registrant as specified in its charter)

2201 NW Corporate Blvd, Suite 205, Boca Raton, FL 33431

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☐
Rule 15d-22(b)	☐

EXPLANATORY NOTE

Stem Holdings, Inc. (the “Issuer”) hereby requests immediate withdrawal of its request to terminate the registration of its common shares ($0.001 par value) under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2024 (the “Form 15”). The Issuer believes that withdrawal of the Form 15 is consistent with the public interest and the protection of our investors. We note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended. Further, in accordance with Rule 12g-4(b), the Issuer will file its Form 10-Qs for the periods ending December 31, 2023, March 31, 2024, and June 30, 2024 in a timely manner per the provisions of Rule 12g-4(b).

Approximate number of holders of record as of the certification or notice date: 434

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 16, 2024	By:	/s/ Matthew Cohen
Matthew Cohen, CEO

SEC 2069 (08-11)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.